Auryn trenches 53m at 1.75g/t Au at the Sombrero Project, Peru

Vancouver, British Columbia – February 24th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF, “Auryn” or the “Company”) is pleased to provide an exploration update from its Sombrero skarn-porhyry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75g/t Au (including 14 meters of 5.23g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500 meter gold in soils anomaly (see Figure 1). True widths of these intervals have not yet been determined. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54g/t gold and 16.0 % copper in areas that have not been sampled historically (see Figure 2 and 3).

Chief Geologist and COO, Michael Henrichsen commented, “The results of our brief two week sampling campaign has expanded the known footprint of gold-copper mineralization to 4.5 kilometers by 4.2 kilometers which has increased the potential scalability of the mineralized system at Sombrero considerably. The discovery of high grade trench intercepts, cohesive gold in soil anomalies and newly identified mineralized skarn bodies within a limited area in the southern part of the project is an excellent start to our property wide exploration program planned for Q2, 2017.”

Auryn undertook a two week reconnaissance sampling program in December 2016 which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

Rock chip samples were selectively taken within the area of the soil anomaly on mineralized structures of the outcropping southern skarn system. The rock chip sampling program produced results up to 7.54g/t gold and 16.0% copper in oxides. The top forty rock samples for gold and copper from this program are presented in tables 1 and 2. A newly identified mineralized skarn body has been discovered measuring 300 by 350 meters located 850 meters to the southwest of any previously known mineralization in an erosional window of overlying volcanic cover (see Figure 1). A total of 113 samples were collected from this zone with average grades of 0.13g/t Au and 0.16% Cu. This new discovery is considered significant as we believe it is at the edge of a larger buried skarn system outlined by the magnetics data (see Figure 2 and 3).

The trenching program was designed to test structural trends identified by field mapping and magnetics data in areas where historical grab samples returned multi-gram gold. The northern most trench returned three distinct zones of oxide gold mineralization (see Figure 1) as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au

These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench. However, it is possible that the mineralization is related to large scale northeast trending structures identified in geophysics and by the previous operator. Additional geological mapping, trenching and geophysical surveys are required to establish the geologic framework on the property to establish the true width of mineralization.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600 or info@aurynresources.com

Cautionary Statements

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com

Soils 2016 (Sombrero, Peru):
Approximately 2 kg of soil material per sample were collected and sent to ALS Lab in Lima, Peru for preparation and then to ALS Lab in Vancouver for analysis. All samples are analyzed for gold and multi-element using 50g nominal weight trace level method by aqua regia digestion and ICP-MS finish (AuME-TL44). QA/QC program for soil samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Grabs 2016 (Sombrero, Peru):
Approximately 2kg of rock chips material per sample were collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). Where ICP21 results were > 3 g/t Au (11 samples in total) the assay were repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). Where MS41 results were greater or near 10,000 ppm Cu (4 samples in total) the assay were repeated with ore grade Cu aqua regia digest method (Cu-OG46). QA/QC programs for 2016 rock grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Trenches 2016 (Sombrero, Peru):
Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Michael Henrichsen, P Geo, COO of the Company, supervised the preparation or approved the scientific and technical disclosure within this news release.

Southern Sombrero Soil Survey and Trenching Results

AURYN RESOURCES
Legend
Sombrero Claims
2016 Sampled Area
Yet to be Sampled
Trench Intercept
Intrusive Contacts
2016 Soils Au g/t
> 0.1
0.05 - 0.1
0.02 - 0.05
0.01 - 0.02
Limestone
Intrusive & skarn
2016 Sampled area
2016 sampled area
Limestone
16SRT01 (315m)
37m of 1.07 g/t Au
- incl. 22m of 1.5 g/t Au
- incl. 7m of 3.71 g/t Au
11m of 0.7 g/t Au
53m of 1.75 g/t Au
- incl. 24m of 3.18 g/t Au
- incl. 14m of 5.23 g/t Au
16SRT02 (266m)
4m of 0.2 g/t Au
1m of 12.45 g/t Au
Newly discovered exoskarn body 300m x 350m
16SRT03 (116m)
7m of 0.21 g/t Au
18m of 0.23 g/t Au
17m of 0.18 g/t Au
2.3 km of contiguous > 50 ppb gold in soils
Area yet to be sampled
N
1 km

Figure 1: Highlights the location of the trench intercepts within the newly discovered 2.3 km gold in soils anomaly. In addition a newly discovered 350 meter by 300 meter exoskarn body is highlighted to the west – southwest of the soil anomaly.

Southern Sombrero Rock Chip Samples Gold

AURYN
RESOURCES
Legend
Sombrero Claims
2016 Sampled Area
Yet to be Sampled
Intrusive Contacts
Rocks Au g/t
2016
Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
< 0.2
Magnetics Levels
High Magnetics
Low Magnetics
Limestone
Intrusive & skarn
Limestone
2016
Sampled area
0.43 g/t Au
2.64 g/t Au
4.04 g/t Au
1.87 g/t Au
2.78 g/t Au
0.58 g/t Au
2016 Gold highlights:
5.94 g/t, 5.63 g/t, 2.41 g/t,
2.06 g/t & 1.33 g/t
2016 Gold highlights:
1.74 g/t, 1.17 g/t, 0.93 g/t,
0.69 g/t, 0.51 g/t, 0.48 g/t
& 0.46 g/t
Newly discovered
exoskarn body
300m x 350m
2016 Gold highlights:
7.54 g/t, 7.09 g/t
6.23 g/t, 5.36 g/t, 3.99 g/t,
3.28 g/t, 3.16 g/t & 2.64 g/t
Area yet to
be sampled
N
1 km

Figure 2: Illustrates the location of the recent and historical rock chip samples highlighting gold values over an area approximately 4.5 kilometers by 4.2 kilometers.

Southern Sombrero Rock Chip Samples Copper

AURYN RESOURCES

Legend
Sombrero Claims
2016 Sampled Area
Yet to be Sampled
Intrusive Contacts
Rocks Cu %
2016
Historical
> 0.5
0.3 - 0.5
0.2 - 0.3
0.1 - 0.2
< 0.1
Magnetics Levels
High Magnetics
(Intrusive & potential skarn)
Low Magnetics
(Limestone & sediment)
Limestone
Intrusive & skarn
2016
Sampled area
Limestone
1% Cu
1% Cu
2016 Copper highlights:
3.55%, 2.36%, 0.97%,
0.63%, 0.62%, 0.56%
& 0.54%
Newly discovered
exoskarn body
300m x 350m
2016 Copper highlights:
16%, 0.67%, 0.60% & 0.52%
Area yet to
be sampled
N
1 km

Figure 3: Illustrates the location of the recent and historical rock chip samples highlighting copper values over an area approximately 4.5 kilometers by 4.2 kilometers.

Table 1

SAMPLE	LONG	LAT	TYPE	MINS	Au ppm	Ag ppm	Cu %
Q921194	-74.417164	-13.899886	rock	oxide	7.54	1.72	0.0227
Q921196	-74.417171	-13.899673	rock	oxide	7.09	0.89	0.0465
Q921187	-74.416947	-13.900344	rock	oxide	6.23	1.14	0.111
Q919731	-74.415436	-13.891167	rock	oxide	5.94	0.41	0.0174
Q919732	-74.415424	-13.891188	rock	oxide	5.63	0.55	0.0098
Q921188	-74.417014	-13.900224	rock	oxide	5.36	1.02	0.045
Q921195	-74.417186	-13.899773	rock	oxide	3.99	0.49	0.0777
Q921031	-74.417873	-13.901791	rock	oxide	3.28	1.56	0.149
Q921191	-74.417099	-13.900057	rock	oxide	3.16	0.6	0.188
Q921189	-74.417069	-13.900139	rock	oxide	2.64	0.42	0.0652
Q919724	-74.415468	-13.891025	rock	oxide	2.41	0.25	0.0074
Q919722	-74.415532	-13.890985	rock	oxide	2.06	0.14	0.0073
Q921159	-74.428877	-13.900764	rock		1.74	0.21	0.0301
Q919723	-74.415505	-13.89101	rock	oxide	1.33	0.07	0.0078
Q921001	-74.415179	-13.892474	rock	oxide	1.325	2.54	0.0116
Q921035	-74.424161	-13.900526	rock	oxide	1.165	11.7	0.012
Q921584	-74.42417	-13.904453	rock	oxide	0.931	1.73	0.164
Q919734	-74.415359	-13.891274	rock	oxide	0.896	0.22	0.0038
Q919748	-74.415456	-13.892079	rock	oxide	0.834	0.43	0.0212
Q921192	-74.417129	-13.899988	rock	oxide	0.813	0.46	0.0171
Q919742	-74.41534	-13.891871	rock	oxide	0.739	0.43	0.0471
Q919736	-74.41539	-13.891369	rock	oxide	0.738	0.1	0.0051
Q919744	-74.415291	-13.891952	rock	oxide	0.693	0.48	0.033
Q921563	-74.425678	-13.90409	rock	oxide	0.688	4.61	0.0166
Q919721	-74.415573	-13.890934	rock	oxide	0.672	0.17	0.0028
Q919740	-74.4153	-13.891562	rock	oxide	0.585	0.23	0.0225
Q921034	-74.41793	-13.902792	rock	oxide	0.57	0.6	0.031
Q919746	-74.415422	-13.891981	rock	oxide	0.545	0.32	0.0276
Q921037	-74.424026	-13.900299	rock	sulphide	0.513	6.93	0.0047
Q921521	-74.425197	-13.902403	rock	oxide	0.483	4.05	0.23
Q919735	-74.415401	-13.891287	rock	oxide	0.461	0.31	0.0133
Q921158	-74.428688	-13.900634	rock		0.457	0.06	0.0653
Q921597	-74.424702	-13.904238	rock	oxide	0.447	23.2	0.0692
Q919719	-74.415663	-13.890893	rock	oxide	0.445	0.11	0.003
Q919675	-74.414316	-13.898073	rock	oxide	0.393	8.18	16
Q919743	-74.415293	-13.891902	rock	oxide	0.382	0.75	0.0419
Q921029	-74.417277	-13.90278	rock	oxide	0.381	12.35	0.0644
Q919717	-74.415661	-13.890834	rock	oxide	0.371	0.11	0.0049
Q919733	-74.41539	-13.891245	rock	oxide	0.362	0.07	0.0033
Q921600	-74.415324	-13.892504	rock	oxide	0.358	0.28	0.007

Table 2:

SAMPLE	LONG	LAT	TYPE	MINS	Au ppm	Ag ppm	Cu %
Q919675	-74.41432	-13.8981	rock	oxide	0.393	8.18	16
Q921576	-74.425	-13.9046	rock	oxide	0.032	0.57	3.55
Q921482	-74.42518	-13.9042	rock	oxide	0.017	1.55	2.36
Q921589	-74.42442	-13.9044	rock	oxide	0.088	1.25	0.965
Q919674	-74.41435	-13.8981	rock	oxide	0.025	0.28	0.666
Q921591	-74.42461	-13.9045	rock	oxide	0.074	0.39	0.634
Q921525	-74.42482	-13.9027	rock	oxide	0.087	1.49	0.627
Q919673	-74.41439	-13.8981	rock	oxide	0.179	0.41	0.598
Q921582	-74.42445	-13.9042	rock	oxide	0.012	0.13	0.561
Q921483	-74.42516	-13.9045	rock	oxide	0.032	1.57	0.539
Q919677	-74.41449	-13.8978	rock	oxide	0.167	0.99	0.52
Q921162	-74.4245	-13.9031	rock	oxide	0.022	1.09	0.462
Q921529	-74.42528	-13.9033	rock	oxide	0.228	3.44	0.43
Q921577	-74.42491	-13.9046	rock	oxide	0.25	5.06	0.414
Q921167	-74.4241	-13.9035	rock	oxide	0.125	4	0.401
Q921523	-74.42514	-13.9023	rock	oxide	0.103	1.99	0.383
Q921478	-74.4254	-13.9039	rock	oxide	0.044	1.14	0.364
Q921486	-74.42485	-13.9042	rock	oxide	0.157	11.05	0.362
Q919679	-74.41451	-13.8977	rock	oxide	0.072	1.32	0.339
Q921154	-74.42436	-13.903	rock	oxide	0.05	0.49	0.322
Q921156	-74.42439	-13.9032	rock	oxide	0.056	1.14	0.318
Q919678	-74.41451	-13.8978	rock	oxide	0.114	0.98	0.315
Q921520	-74.42548	-13.903	rock	oxide	0.044	0.95	0.295
Q921476	-74.42591	-13.9031	rock	oxide	0.134	6	0.292
Q921489	-74.42448	-13.9038	rock	oxide	0.142	8.39	0.291
Q921522	-74.42493	-13.9024	rock	oxide	0.146	16.65	0.283
Q921524	-74.42506	-13.9023	rock	oxide	0.282	2.91	0.273
Q921484	-74.42474	-13.9039	rock	oxide	0.008	1.47	0.271
Q921166	-74.42469	-13.9031	rock	oxide	0.011	0.57	0.251
Q921488	-74.42462	-13.9036	rock	oxide	0.026	1.86	0.244
Q919691	-74.42603	-13.9031	rock	oxide	0.068	0.71	0.237
Q921521	-74.4252	-13.9024	rock	oxide	0.483	4.05	0.23
Q919669	-74.41438	-13.8982	rock	oxide	0.032	5.8	0.229
Q921575	-74.42535	-13.9045	rock	oxide	0.168	0.41	0.226
Q919699	-74.42412	-13.9029	rock	oxide	0.05	0.22	0.223
Q921528	-74.42481	-13.9029	rock	oxide	0.196	1.21	0.212
Q921565	-74.42559	-13.9043	rock	oxide	0.023	0.31	0.207
Q921587	-74.42451	-13.9046	rock	oxide	0.241	0.59	0.206
Q919680	-74.41454	-13.8977	rock	oxide	0.008	0.48	0.202
Q919681	-74.41451	-13.8977	rock	oxide	0.086	0.98	0.196